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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 10-C

         REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                  INTERDEALER QUOTATION SYSTEM

     Filed Pursuant to Section 13 or 15(d) of the Securities
        Act of 1934 and Rule 14a-17 or 15d-17 thereunder

                        APA Optics, Inc.
         (Exact name of issuer as specified in charter)

              2950 N.E. 84th Lane, Blaine, MN 55449
            (Address of principal executive offices)

Issuer's telephone number, including area code 612-784-4995


            I. CHANGE IN NUMBER OF SHARES OUTSTANDING


Indicate any change (increase or decrease ) of 5% or more in the number of share outstanding:

1. Title of Security Common Stock, $.01 par value

2. Number of shares outstanding before the change 7,385,007

3. Number of shares outstanding after the change 7,985,007

4. Effective date of change September 25, 1995

5. Method of change Private Placement



	Give brief description of transaction: Private Placement of 40 units, at a placement price of $50,625 per unit, each unit consisting of 15,000 shares of common stock, $.01 par value per share, and a warrant to purchase at an exercise price of $6.75 per share, 7,500 shares of the Company's Common Stock, par value $.01 per share, such warrants to become exercisable on June 1, 1996 and expire on May 31, 1997.




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                  II. CHANGE IN NAME OF ISSUER


1. Name prior to change

2. Name after change

3. Effective date of charter amendment changing name





Dated:  10/03/95                     Anil K. Jain


                                     Anil K. Jain, President